Alithya to consolidate trading on the TSX and announces voluntary delisting from NASDAQ

Montreal, Canada, Tuesday, January 30, 2024 – Alithya Group inc. (TSX and NASDAQ: ALYA) (“Alithya” or the “Company”) announces that it has given formal notice of its intention to voluntarily delist its Class A subordinate voting shares ("Class A Shares”) from the Nasdaq Capital Market (“Nasdaq”). The delisting from the Nasdaq will not affect the Company’s listing on the Toronto Stock Exchange (“TSX”), which will be maintained.

The Company believes that the limited benefits derived from being dual-listed no longer justify the additional expenses and administrative efforts associated with maintaining the Nasdaq listing, especially given Alithya's listing on the TSX. The Company also believes TSX provides the Company’s shareholders with sufficient liquidity, and the cost savings from the elimination of Nasdaq listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a dual listing, can be redirected to further advancing the business of the Company.

The Company plans to file a Form 25 with the Securities and Exchange Commission (“SEC”) and expects that the Class A Shares will cease trading on Nasdaq on or about February 9, 2024. Following delisting from the Nasdaq, Alithya’s shareholders will continue to be able to trade their Class A Shares on the TSX. The Company’s reporting obligations under applicable U.S. federal securities laws will continue after the delisting from the Nasdaq. Following satisfaction of the relevant deregistration conditions under applicable U.S. federal securities laws, including that the Company continues to file periodic reports with the SEC for at least 12 months following delisting with Nasdaq, the Company intends to deregister under the Securities Exchange Act of 1934, as amended.

Quote from Paul Raymond, President and Chief Executive Officer

“After careful consideration and extensive discussions with our Board of Directors, Alithya has decided that a voluntary delisting from the Nasdaq is in the best interests of our shareholders. By remaining listed on the TSX, we believe this move will provide us with greater financial flexibility and will allow us to focus on long-term strategies for driving sustainable growth and value for our shareholders. As we start executing on the core objectives of our upcoming F2025-2027 strategic plan, to be implemented on April 1, 2024, we remain committed to maintaining high standards of corporate governance and transparency."

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of applicable securities laws, including, without limitation, the Company’s intention to delist from Nasdaq and deregister the Company’s Class A Shares and the anticipated duration of time the Company will continue file periodic reports with the SEC. Statements in this press release that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the potential future growth of Alithya and its capital requirements represent forward-looking statements.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya

Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Information
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com